gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

March 9, 2007

Via Federal Express

Mail Stop 3720

Michele Anderson, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

BBN Global Consulting, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-140306

Dear Ms. Anderson:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in the business of BBN Global Consulting, Inc. as well as the adding of unaudited financial statements for first quarter ended January 31, 2007  The paragraph numbers below correspond to the numbered comments in your March 1, 2007 letter of comment.

Prospectus Summary

1.

We have made the requested changes in Prospectus Summary, Business and in Management's Discussion and Analysis or Plan of Operation.

2.

We have made the requested changes in Prospectus Summary and in Management's Discussion and Analysis or Plan of Operation.

3.

We have made the requested disclosure.

4.

Our website address is www.bbn.us. It is still under construction. The website www.bbnglobal.com was for a planned venture which has not occurred. That website has been shut down.

gary b. wolff, p.c.

  Counselor At Law

Michele Anderson, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 9, 2007

Re:

BBN Global Consulting, Inc.

Registration Statement Form SB-2/A1

File No.: 333-140306

Risk Factors

5.

Much of the requested information is in Risk Factor #14. However, we have also added a new Risk Factor #15.

We rely on independent consultants to provide referrals

6.

We have made the requested disclosure in Risk Factor #4.

There are significant conflicts of interest…

7.

The disclosure in Risk Factor #8 already indicates that our officers “…are heavily dependent on advisors and consultants. As such, there is risk about our ability to comply with all financial reporting requirements accurately and on a timely basis.”

Management’s Discussion and Analysis or Plan of Operations

8.

We have made the correction indicated.

9.

We have provided the requested information.

Liquidity

10.

We have made additional disclosure about our president and loans to the Company.

Principal Shareholders

11.

We have made the requested disclosure.

gary b. wolff, p.c.

  Counselor At Law

Michele Anderson, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 9, 2007

Re:

BBN Global Consulting, Inc.

Registration Statement Form SB-2/A1

File No.: 333-140306

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

BBN Global Consulting, Inc.

Li & Company, PC